Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212323

CION ARES DIVERSIFIED CREDIT FUND

Supplement dated July 30, 2021

To

Prospectuses and Statement of Additional Information for Class A Shares, Class C Shares,

Class I Shares, Class L Shares, Class U Shares, Class U-2 Shares and Class W Shares, each dated April 30, 2021

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying Prospectuses and Statements of Additional Information of CION Ares Diversified Credit Fund (the “Fund”). This supplement is part of, and should be read in conjunction with, the Prospectuses and Statement of Additional Information. The Prospectuses and Statement of Additional Information have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling (888) 729-4266. Capitalized terms used in this supplement have the same meanings as in the Prospectuses and Statement of Additional Information, as applicable, unless otherwise stated herein.

On July 30, 2021, the Fund closed on the sale of 2,400,000 Series A Mandatory Redeemable Preferred Shares to six accredited investors for gross proceeds of $60,000,000 in an offering exempt from registration under Rule 506(c) under the Securities Act of 1933, as amended (the “Securities Act”). The Fund additionally expects to close on the sale of 3,600,000 Series B Mandatory Redeemable Preferred Shares for gross proceeds of $90,000,000 and 6,000,000 Series C Mandatory Redeemable Preferred Shares for gross proceeds of $150,000,000 on September 30, 2021, in an offering exempt from registration under Rule 506(c) under the Securities Act.

As a result, the following is added to the section entitled “TYPES OF INVESTMENTS AND RELATED RISKS – Leverage Risk” in the Fund’s prospectuses:

Under the 1940 Act, the Fund is permitted to incur greater effective leverage through the use of preferred stock than through the use of debt. As a result of the Fund’s issuance of Mandatory Redeemable Preferred Shares (the “MRP Shares”), the risk of the Fund incurring additional losses from its use of leverage is further heightened.

Additionally, the following is added to the section entitled “DESCRIPTION OF CAPITAL STRUCTURE – Shares of Beneficial Interest – Preferred Shares and Other Securities” in the Fund’s prospectuses:

As a closed-end management investment company, the Fund is permitted, under specified conditions, to issue senior securities that are stock if the Fund’s asset coverage, as defined in the 1940 Act, is at least equal to 200%. As defined in the 1940 Act, asset coverage of 200% means that for every $100 of net assets the Fund holds, the Fund may raise $100 from issuing senior securities. Under the 1940 Act, the preferred stock the Fund issues, including the MRP Shares, will constitute a “senior security” for purposes of the 200% asset coverage test. In addition, while any senior securities remain outstanding, the Fund will be required to make provisions to prohibit any dividend distribution to the Fund’s shareholders or the repurchase of such securities or shares unless the Fund meets the applicable asset coverage ratios at the time of the distribution or repurchase. The Fund is also permitted to borrow amounts up to 5% of the value of the Fund’s total assets for temporary purposes without regard to asset coverage, which borrowings would not be considered senior securities, provided that any such borrowings in excess of 5% of the value of the Fund’s total assets would be subject to the asset coverage ratio requirements of the 1940 Act, even if for temporary purposes.

Please retain this Supplement with your Prospectus and Statement of Additional Information.